October 22, 2018

Tiziano Lazzaretti
Chief Financial Officer
Tiziana Life Sciences plc
3rd Floor, 11-12 St. James's Square
London SW1 4LB, United Kingdom

       Re: Tiziana Life Sciences plc
           Amendment No. 3 to Registration Statement on Form F-1
           Filed October 18, 2018
           File No. 333-226368

Dear Mr. Lazzaretti:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2018 letter.

Amendment No. 3 to Registration Statement on Form F-1 filed October 18, 2018

Prospectus Summary
Selected Risks Affecting Our Business, page 4

1. We note your response to comment 1, which we reissue. Please also amend your disclosure in the Summary section to highlight the risk that certain existing shareholders will exert significant influence over matters that require shareholder approval.
 Tiziano Lazzaretti
Tiziana Life Sciences plc
October 22, 2018
Page 2
Capitalization, page 51

2. Please revise your presentation so that the balance of your cash and short-term deposits and short-term investments is not included in the total capitalization amount.
3. Refer to our prior comment 3. Please explain to us how the increase in cash and short-
       term deposits and short-term investments between the Actual and Pro Forma columns of your disclosure reflects the $1,163,550 of gross proceeds from the issuance of unsecured loans.
       You may contact Rolf Sundwall at 202-551-3105 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                            Sincerely,
FirstName LastNameTiziano Lazzaretti
                                                            Division of
Corporation Finance
Comapany NameTiziana Life Sciences plc
                                                            Office of
Healthcare & Insurance
October 22, 2018 Page 2
cc:       Ed Lukins, Esq.
FirstName LastName